Exhibit 99.1

PERDIGÃO S.A.

A Public Company

CNPJ n° 01.838.723/0001-27

Av. Escola Politécnica, n.º 760

São Paulo – SP

ANNOUNCEMENT

Perdigão S/A wishes to clarify that there is no foundation in national and international news media reports on an eventual interest that BRF - Brasil Foods may have in acquiring the Argentine dairy products company, La Serenísima.

The company reiterates that at the present time it is not in negotiations in this respect and the reports published of recent are  purely speculative in nature.

São Paulo, July 6 2009

Leopoldo Viriato Saboya

CFO and Investor Relations Officer

Important Notice

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of Sadia S.A. (“Sadia”) and U.S. holders of preferred shares of Sadia are urged to read the U.S. informational document regarding the association between Sadia and Perdigão S.A. (“Perdigão” and, together with Sadia, the “Companies”), when it becomes available, because it will contain important information.  U.S. holders of common shares of Sadia are urged to read any informational document or other materials prepared by Perdigão for common shareholders of Sadia regarding the association because they will contain important information.  Perdigão expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov.  A copy of any informational documents prepared for holders of ADRs or U.S. holders of common or preferred shares of Sadia (when available) may also be obtained for free from Perdigão.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of the Companies of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements. Statements regarding the structure and timing of any association between the Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the association, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Comissão de Valores Mobiliários (CVM). There is no guarantee that the expected events, trends or results will actually occur. Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.